November 3, 2006

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C.  20549

Attention: Division of Investment Management

     Re:  Rule 17g-1 Filing
          John Hancock Funds III
          File Nos. 333-125838/811-21777

Dear Sirs:

     On behalf of John Hancock Funds III, (the "Trust"), a registered open-end management investment company, we enclose herewith for filing pursuant to Rule 17g-1(g) under the Investment Company Act of 1940:

(i) a copy of the Trust's executed insured bond, bond number 8191 03 90 issued by Chubb Insurance Company,

(ii) a copy of the resolution adopted by a majority of the Board of Trustees who are not "interested persons' of the Trust on March 31 - April 1, 2006, approving such bond,

(iii) a statement as to the period for which premiums have been paid, and

(iv) a copy of the agreement between the investment company and all of the other named insured entered into pursuant to paragraph (f) of Regulation 17g-1.

     If the investment company had not been named as an insured under this joint insured bond, it would have provided and maintained a single bond in the amount of at least $1,250,000.

     If you have any questions, please call George Boyd at (617) 663-4204.


Sincerely,

/s/ George M. Boyd
------------------
George M. Boyd
Assistant Secretary

Enclosures

Attachment (i) - Fidelity Bond

C H U B B
logo

PREMIUM BILL

Bond Period April 29, 2006      to      April 29, 2007

Bond Number 8191 03 90

Insured     John Hancock Trust, John Hancock Funds II and John Hancock Funds III

Date Issued May 18, 2006

Producer    Marsh Canada Limited
            Toronto, Ontario
________________________________________________________________________________

THIS BILLING IS TO BE ATTACHED TO AND FORM A PART OF THE POLICY

Please Send Payment To Agent or Broker

Coverage                                             Premium

Investment Company Asset Protection Bond             $ 72,000. U.S.


________________________________________________________________________________




When sending payment please indicate policy or certificate number.
Note: Please return this bill with payment and include any additional changes.

Chubb Group of Insurance Companies             DECLARATIONS
                                               FINANCIAL INSTITUTION INVESTMENT
                                               COMPANY ASSET PROTECTION BOND

15 Mountain View Road, Warren, New Jersey
70059

NAME OF ASSURED (including its Subsidiaries):  Bond Number: 8191 03 90
John Hancock Trust, John Hancock Funds II and  FEDERAL INSURANCE COMPANY
John Hancock Funds III
601 Congress Street                            Incorporated under the laws of
Boston, Massachusetts                          New Jersey a stock insurance
02110-2805                                     company herein called the COMPANY

________________________________________________________________________________

ITEM 1. BOND PERIOD: from       12:01 a.m. on April 29, 2006
                     to         12:01 a.m. on April 29, 2007

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. Sustained by any Investment Company.

                                   DEDUCTIBLE
                                   ----------

INSURING CLAUSE                               LIMIT OF LIABILITY              AMOUNT
---------------                               ------------------              ------
1. Employee Coverage                           $10,000,000. U.S.                NIL
2. Premises Coverage                           $10,000,000. U.S.          $100,000. U.S.
3. Transit Coverage                            $10,000,000. U.S.          $100,000. U.S.
4. Forgery or Alteration                       $10,000,000. U.S.          $100,000. U.S.
5. Extended Forgery Coverage (Securities)      $10,000,000. U.S.          $100,000. U.S.
6. Counterfeit Currency                        $10,000,000. U.S.          $100,000. U.S.
7. Threats to Persons Coverage                 $ 5,000,000. U.S.          $100,000. U.S.
8. Computer Systems Coverage                   $10,000,000. U.S.          $100,000. U.S.
9. Voice Initiated Transaction Coverage        $10,000,000. U.S.          $100,000. U.S.
10. Uncollectible Items of Deposit Coverage    $10,000,000. U.S.          $100,000. U.S.
11. Audit Expense Coverage                        $100,000. U.S.                NIL
12. Stop Payment Order                            $500,000. U.S.           $10,000. U.S
13. Unauthorized Signatures Coverage           $ 1,000,000. U.S.          $100,000. U.S.

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH: 1 to 4

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Toronto, Ontario           May 18, 2006                       /s/ Ellen J. Moore
-------------------------------------------                   ------------------
Issued at                  Date                               President

ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98)

The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

Insuring           1. Loss  resulting  directly  from Larceny or  Embezzlement  committed by any Employee,
Clauses               alone or in collusion with others.
Employee

On Premises        2. Loss of  Property  resulting  directly  from  robbery,  burglary,  false  pretenses,
                      common  law  or  statutory   larceny,   misplacement,   mysterious   unexplainable
                      disappearance,  damage,  destruction or removal,  from the possession,  custody or control of the  ASSURED,  while such  Property is lodged or  deposited at premises located anywhere.

In Transit         3. Loss  of  Property  resulting  directly  from  common  law  or  statutory  larceny, misplacement,  mysterious  unexplainable  disappearance,  damage  or  destruction, while the Property is in transit anywhere:

                      a. in an armored motor vehicle, including loading and unloading thereof,

                      b. in the custody of a natural person acting as a messenger of the ASSURED,
                         or

                      c. in the custody of a  Transportation  Company and being  transported  in a conveyance other than an armored motor vehicle provided,  however,  that covered Property transported in such manner is limited to the following:

                         (1) written records,

                         (2) securities  issued in registered form, which are not endorsed or are  restrictively endorsed, or

                         (3) negotiable  instruments  not  payable to  bearer,  which are not  endorsed  or are restrictively endorsed.

                      Coverage under this INSURING CLAUSE begins  immediately on the receipt of such Property by the natural person or  Transportation  Company and ends immediately on delivery to  the  premises  of the  addressee  or to any  representative  of the  addressee located anywhere.

Insuring           4. Loss resulting directly from:
Clauses               a. Forgery on, or fraudulent  material  alteration  of, any bills of exchange,  checks,
Forgery Or               drafts,  acceptances,  certificates of deposits,  promissory notes, due bills,
Alteration               money orders, orders upon public treasuries, letters of credit, other

ICAP Bond (5-98) Form 17-02-1421 (Ed. 4-98) Page 1 of 19

Forgery Or               written  promises,  orders or directions to pay sums certain in money,  or receipts
Alteration               for the withdrawal of Property, or
(continued)
                      b. transferring,  paying or delivering any funds or other  Property, or establishing any credit or giving any value in reliance on any written  instructions,  advices or  applications  directed to the
                         ASSURED  authorizing  or  acknowledging  the  transfer,  payment,
                         delivery   or   receipt  of  funds  or  other   Property,   which
                         instructions,  advices or  applications  fraudulently  purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment  Company, or of any financial  institution or Employee but which instructions, advices  or  applications  either  bear a  Forgery  or have  been fraudulently materially altered without the knowledge and consent of such customer, shareholder,  subscriber, financial institution or Employee;

                      excluding,  however,  under this INSURING  CLAUSE any loss covered  under  INSURING
                      CLAUSE 5. of this Bond,  whether or not  coverage  for  INSURING  CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

                      For the  purpose of this  INSURING  CLAUSE,  a  mechanically  reproduced  facsimile signature is treated the same as a handwritten signature.

Extended Forgery   5. Loss  resulting  directly from the ASSURED  having,  in good faith,  and in the ordinary course of business,  for its own account or the account of others in any capacity:

                      a. acquired,  accepted or received,  sold or delivered,  or given value,  extended credit or assumed  liability,  in  reliance on any  original  Securities, documents or other written instruments which prove to:

                         (1) bear a Forgery or a fraudulently material alteration,

                         (2) have been lost or stolen, or

                         (3) be Counterfeit, or

                      b. guaranteed in writing or witnessed any signatures on any transfer,  assignment, bill  of  sale,  power  of  attorney,  guarantee,  endorsement  or  other obligation upon or in connection with any Securities,  documents or other written instruments.

                      Actual physical  possession,  and continued actual physical possession if taken as collateral, of such Securities,  documents or other written instruments by an
                      Employee,  Custodian,  or a Federal or State chartered deposit institution of the ASSURED is a condition  precedent  to the ASSURED  having  relied on such items.  Release  or return of such  collateral  is an  acknowledgment  by the
                      ASSURED that it no longer relies on such collateral.

                      For the purpose of this  INSURING  CLAUSE,  a  mechanically  reproduced  facsimile signature is treated the same as a handwritten signature.

Counterfeit        6. Loss resulting directly from the receipt by the ASSURED in good faith of any
Money

ICAP Bond (5-98) Form 17-02-1421 (Ed. 4-98) Page 2 of 19

C H U B B

                      Counterfeit money.


Insuring Clauses   7. Loss  resulting  directly  from  surrender of Property away from an office of
(continued)           the  ASSURED  as a result of a threat  communicated  to the  ASSURED  to do bodily harm to an Employee as defined in Section  1.e.  (1), (2) and (5), a
Threats To Person     Relative or invitee of such  Employee,  or a resident of the  household  of such  Employee,  who is, or  allegedly  is,  being held  captive  provided, however, that prior to the surrender of such Property:

                      a. the Employee  who receives the threat has made a reasonable  effort to notify an officer of the ASSURED who is not involved in such threat, and

                      b. the ASSURED  has made a  reasonable  effort to notify the  Federal  Bureau of
                         Investigation  and local law  enforcement  authorities  concerning such threat.

                      It is agreed that for  purposes of this  INSURING  CLAUSE,  any  Employee of the
                      ASSURED, as set forth in the preceding paragraph,  shall be deemed to be an
                      ASSURED  hereunder,  but only  with  respect  to the  surrender  of  money, securities and other tangible  personal property in which such Employee has a legal or equitable interest.

Computer System    8. Loss resulting directly from fraudulent:

                      a. entries of data into, or

                      b. changes of data elements or programs within,

                      a Computer System, provided the fraudulent entry or change causes:

                         (1) funds or other property to be transferred, paid or delivered,

                         (2) an account of the ASSURED or of its customer to be added,  deleted,  debited or credited, or

                         (3) an unauthorized account or a fictitious account to be debited or credited.

Voice Initiated    9. Loss resulting  directly from Voice  Initiated  Funds  Transfer  Instruction
Funds Transfer        directed  to  the  ASSURED   authorizing  the  transfer  of  dividends  or
Instruction           redemption  proceeds  of  Investment  Company  shares  from  a  Customer's account, provided such Voice Initiated Funds Transfer Instruction was:

                      a.  received  at the  ASSURED'S  offices  by  those  Employees  of the  ASSURED specifically  authorized to receive the Voice Initiated Funds Transfer
                          Instruction,

ICAP Bond (5-98) Form 17-02-1421 (Ed. 4-98) Page 3 of 19

Insuring Clauses             b. made by a person purporting to be a Customer, and
Voice Initiated Funds
Transfer Instruction         c. made by said  person for the purpose of causing the ASSURED or Customer to
(Continued)                     sustain a loss or making an  improper  personal  financial  gain for such person or any other person.

                             In order  for  coverage  to apply  under  this  INSURING  CLAUSE,  all  Voice
                             Initiated Funds Transfer  Instructions must be received and processed in accordance  with the Designated  Procedures  outlined in the APPLICATION furnished to the COMPANY.

Uncollectible Items of
Deposit                   10. Loss resulting directly from the ASSURED having credited an account of a customer, shareholder or subscriber on the faith of any Items of
                              Deposit which prove to be uncollectible, provided that the crediting of such account causes:
                              a. redemptions or withdrawals to be permitted,
                              b. shares to be issued, or
                              c. dividends to be paid,

                              from an account of an Investment Company.

                              In order for coverage to apply under this INSURING CLAUSE,  the ASSURED must hold  Items of Deposit  for the  minimum  number of days  stated in the
                              APPLICATION  before permitting any redemptions or withdrawals,  issuing any  shares or paying  any  dividends  with  respect  to such  Items of
                              Deposit.

                              Items of  Deposit  shall not be  deemed  uncollectible  until the  ASSURED'S standard collection procedures have failed.

Audit Expense             11.  Expense  incurred by the ASSURED for that part of the cost of audits or examinations  required  by any  governmental  regulatory  authority  or
                               self-regulatory   organization  to  be  conducted  by  such  authority,
                               organization  or their  appointee  by reason of the  discovery  of loss sustained by the ASSURED and covered by this Bond.

General Agreements
Additional Companies       A. If more than one corporation,  or Investment  Company,  or any combination
Included As Assured           of them is included as the ASSURED herein:

                             (1) The total  liability  of the  COMPANY  under this Bond for loss or losses sustained  by any one or more or all of them  shall not  exceed  the limit for which the COMPANY  would be liable  under this Bond if all such loss were sustained by any one of them.

                             (2) Only the first named ASSURED shall be deemed to be the sole agent of

ICAP Bond (5-98) Form 17-02-1421 (Ed. 4-98) Page 4 of 19

C H U B B

General Agreements                the others for all purposes  under this Bond,  including but not limited to the
(continued)                       giving or  receiving  of any notice or proof  required to be given and
Additional                        for the  purpose  of  effecting  or  accepting  any  amendments  to or
Companies Included                termination  of this Bond.  The COMPANY shall furnish each  Investment
As Assured                        Company  with a copy of the  Bond  and  with  any  amendment  thereto, together  with a copy of each  formal  filing  of claim  by any  other named ASSURED and  notification of the terms of the settlement of each such claim prior to the execution of such settlement.

                             (3)  The COMPANY  shall not be  responsible  for the proper  application  of any payment made hereunder to the first named ASSURED.

                             (4)  Knowledge  possessed or discovery made by any partner,  director,  trustee, officer  or  supervisory  employee  of any  ASSURED  shall  constitute knowledge  or  discovery  by all the ASSUREDS for the purposes of this
                                  Bond.

                             (5)  If the first named  ASSURED  ceases for any reason to be covered under this
                                  Bond, then the ASSURED next named on the APPLICATION  shall thereafter be  considered  as the first named  ASSURED  for the  purposes of this
                                  Bond.

Representation Made By    B. The ASSURED  represents  that all  information  it has  furnished  in the
Assured                      APPLICATION  for this Bond or otherwise is complete,  true and correct.
                             Such APPLICATION and other information constitute part of this Bond.

                             The ASSURED  must  promptly  notify the COMPANY of any change in any fact or circumstance  which materially  affects the risk assumed by the COMPANY under this Bond.

                             Any  intentional  misrepresentation,   omission,  concealment  or  incorrect
                             statement of a material fact, in the  APPLICATION  or otherwise,  shall be grounds for recision of this Bond.

Additional Offices Or
Employees -               C. If the ASSURED, other than an Investment Company, while this Bond
Consolidation, Merger        is in force, merges or consolidates with, or purchases or acquires assets or
Or Purchase Or               liabilities of another institution, the ASSURED shall not have the coverage
Acquisition Of Assets        afforded under this Bond for loss which has:
Or Liabilities -             (1) occurred or will occur on premises, or
Notice To Company
                             (2) been caused or will be caused by an employee, or

                             (3) arisen or will arise out of the assets or liabilities,

                             of such institution, unless the ASSURED.

                             a. gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed

ICAP Bond (5-98) Form 17-02-1421 (Ed. 4-98) Page 5 of 19

C H U B B

                                effective date of such action, and

                             b. obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

                             c. on obtaining such consent, pays to the COMPANY an additional premium.


General Agreements
(Continued)
Change Of                 D. When the ASSURED  learns of a change in control (other than in an Investment
Control-Notice To            Company),  as set forth in Section 2(a) (9) of the Investment  Company Act
Company                      of 1940,  the ASSURED shall within sixty (60) days give written  notice to the COMPANY setting forth:

                             (1) the  names  of the  transferors  and  transferees  (or the  names of the beneficial  owners if the voting  securities are registered in another name),

                             (2) the total number of voting  securities  owned by the transferors and the transferees (or the beneficial  owners),  both immediately  before and after the transfer, and

                             (3) the total number of outstanding voting securities.

                             Failure to give the required  notice shall  result in  termination  of coverage for any  loss  involving  a  transferee,  to be  effective  on the date of such change in control.


Court Costs And           E. The  COMPANY  will  indemnify  the  ASSURED  for  court  costs  and  reasonable
Attorneys' Fees              attorneys'  fees incurred and paid by the ASSURED in defense,  whether or not successful,  whether or not fully  litigated on the merits and whether or not settled,  of any claim,  suit or legal  proceeding  with respect to which the
                             ASSURED would be entitled to recovery under this Bond. However,  with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

                             (1) an Employee admits to being guilty of Larceny or Embezzlement,

                             (2) an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

                             (3) in the absence of 1 or 2 above, an arbitration panel agrees, after a review of an agreed statement of facts between the COMPANY and the ASSURED, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

                             The ASSURED  shall  promptly  give notice to the COMPANY of any such suit or legal proceeding  and at the request of the  COMPANY  shall  furnish  copies of all pleadings and pertinent  papers to the COMPANY.  The COMPANY may, at its sole option,  elect  to  conduct  the  defense  of  all  or  part  of  such  legal proceeding.

ICAP Bond (5-98) Form 17-02-1421 (Ed. 4-98) Page 6 of 19

General                      The defense by the COMPANY shall be in the name of the ASSURED through  attorneys
Agreements                   selected  by  the  COMPANY.   The  ASSURED  shall  provide  all   reasonable
Court Costs And              information and assistance as required by the COMPANY for such defense.
Attorneys' Fees
(Continued)                  If the COMPANY  declines to defend the ASSURED,  no settlement  without the prior written  consent of the COMPANY  nor  judgment  against  the  ASSURED  shall determine the existence, extent or amount of coverage under this Bond.

                             If the amount demanded in any such suit or legal proceeding is within the
                             DEDUCTIBLE  AMOUNT,  if any, the COMPANY  shall have no liability  for court costs and attorney's  fees incurred in defending all or part of such suit or legal proceeding.

                             If the amount  demanded in any such suit or legal  proceeding is in excess of the
                             LIMIT OF LIABILITY  stated in ITEM 2. of the DECLARATIONS for the applicable
                             INSURING  CLAUSE,  the COMPANY'S  liability  for court costs and  attorney's fees incurred in defending all or part of such suit or legal  proceedings is limited to the proportion of such court costs and  attorney's  fees incurred that the LIMIT OF LIABILITY  stated in ITEM 2. of the  DECLARATIONS  for the applicable  INSURING  CLAUSE  bears to the total of the amount  demanded  in such suit or legal proceeding.

                             If the amount  demanded is any such suit or legal  proceeding is in excess of the
                             DEDUCTIBLE  AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM
                             2. of the  DECLARATIONS for the applicable  INSURING  CLAUSE,  the COMPANY'S liability for court costs and  attorney's  fees incurred in defending all or part of such suit or legal  proceedings  shall be limited to the  proportion of such court costs or attorney's  fees that the amount  demanded that would be payable  under  this Bond after  application  of the  DEDUCTIBLE  AMOUNT, bears to the total amount demanded.

                             Amounts  paid by the  COMPANY  for court  costs and  attorneys'  fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

Conditions And Limitations
Definitions               1. As used in this Bond:
                             a.  Computer  System  means a computer  and all input,  output,  processing,  storage, off-line media libraries,  and  communication  facilities which are connected to the  computer  and  which are under the  control  and  supervision  of the operating system(s) or application(s) software used by the ASSURED.
                             b.  Counterfeit  means an imitation of an actual valid  original  which is intended to deceive and be taken as the original.
                             c.  Custodian means the institution designated by an Investment Company

ICAP Bond (5-98) Form 17-02-1421 (Ed. 4-98) Page 7 of 19

Conditions And               to maintain possession and control of its assets.
Limitations
Definitions              d.  Customer  means  an  individual,   corporate,  partnership,  trust  customer,
                             shareholder  or subscriber of an Investment  Company which has a written
                             agreement   with  the  ASSURED  for  Voice   Initiated   Funds  Transfer
                             Instruction.

                         e.  Employee means:

                             (1) an officer of the ASSURED,

                             (2) a natural person while in the regular service of the ASSURED at any of the
                                 ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or
                                 equivalent income

                                 reporting  plans  of other  countries,  and whom  the  ASSURED  has the  right to control and direct both as to the result to be  accomplished  and details  and means by which such  result is  accomplished  in the performance of such service,

                             (3) a  guest  student  pursuing  studies  or  performing  duties  in  any  of the
                                 ASSURED'S premises,

                             (4) an attorney  retained by the ASSURED and an employee of such  attorney  while either is performing legal services for the ASSURED,

                             (5) a natural  person  provided by an employment  contractor to perform  employee duties for the ASSURED under the ASSURED'S  supervision at any of the ASSURED'S premises,

                             (6) an employee of an institution  merged or consolidated  with the ASSURED prior to the effective date of this Bond,

                             (7) a director or trustee of the ASSURED,  but only while  performing acts within the scope of the  customary  and usual  duties of any  officer or other  employee of the ASSURED or while acting as a member of any committee  duly  elected or appointed to examine or audit or have custody of or access to Property of the ASSURED, or

                             (8) each  natural  person,  partnership  or  corporation  authorized  by  written agreement  with the  ASSURED to perform  services  as  electronic data processor of checks or other  accounting  records related to
                                 such  checks  but  only  while  such   person,   partnership   or
                                 corporation is actually performing such services and not:

                                 a. creating,  preparing,  modifying  or  maintaining  the  ASSURED'S  computer software or programs, or

                                 b. acting as transfer  agent or in any other agency  capacity in issuing  checks, drafts or securities for the ASSURED,

ICAP Bond (5-98) Form 17-02-1421 (Ed. 4-98) Page 8 of 19

Conditions And Limitations       (9) any partner,  officer or employee of an  investment  advisor,  an
Definitions                          underwriter  (distributor),   a  transfer  agent  or  shareholder
(continued)                          accounting recordkeeper,  or an administrator,  for an Investment
                                     Company  while  performing  acts  coming  within the scope of the customary  and  usual  duties of an  officer  or  employee  of an
                                     Investment  Company or acting as a member of any  committee  duly elected or  appointed  to  examine,  audit or have  custody of or access to Property of an Investment Company.

                                     The term  Employee  shall not  include  any  partner,  officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

                                     a. which is not an  "affiliated  person"  (as  defined in Section
                                        2(a) of the  Investment  Company  Act of 1940)  of an  Investment
                                        Company or of the investment advisor or underwriter (distributor)
                                        of such Investment Company, or

                                     b. which is a "bank" (as defined in Section 2(a) of the Investment
                                        Company Act of 1940).

                                        This Bond does not afford  coverage in favor of the  employers of persons  as set  forth in e.  (4),  (5) and (8)  above,  and upon payment to the ASSURED by the  COMPANY  resulting  directly  from
                                        Larceny  or  Embezzlement  committed  by  any  of  the  partners, officers or employees of such employers,  whether acting alone or in collusion with others,  an assignment of such of the ASSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed  shall, to the extent of such payment, be given by the ASSURED to the COMPANY,  and the ASSURED shall  execute all papers  necessary to secure to the COMPANY the rights provided for herein.

                                     Each employer of persons as set forth in e.(4), (5) and (8) above and the partners,  officers and other employees of such employers shall  collectively  be  deemed  to be one  person  for  all  the purposes of this Bond; excepting, however, the fifth paragraph of
                                     Section 13.

                                     Independent  contractors not specified in e.(4),  (5) or (8) above, intermediaries, agents,  brokers  or  other  representatives  of  the same general character shall not be considered Employees.

                                     f. Forgery means the signing of the name of another  natural  person with the intent to deceive but does not mean a signature  which consists in whole or in  part of  one's  own  name,  with or  without  authority,  in any capacity for any purpose.

                                     g. Investment  Company means any investment  company registered under the Investment
                                        Company  Act of 1940 and  listed  under the NAME OF  ASSURED  on the
                                        DECLARATIONS.

ICAP Bond (5-98) Form 17-02-1421 (Ed. 4-98) Page 9 of 19

Conditions And                  h. Items of Deposit means one or more checks or drafts drawn upon a financial
Limitations                        institution in the United States of America.
Definitions
(continued)                     i. Larceny or Embezzlement means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

                                j. Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the
                                   Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange;
                                   acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies,  deeds, mortgages on real estate and/or upon chattels and  interests  therein;  assignments of such policies,  deeds or mortgages;  other valuable papers,  including books of accounts  and other  records  used by the ASSURED in the conduct of its business (but excluding all electronic data  processing  records);
                                   and, all other  instruments  similar to or in the nature of the foregoing in which the ASSURED  acquired  an interest at the time of the  ASSURED'S consolidation  or merger with, or purchase of the principal  assets of, a predecessor  or which are held by the  ASSURED  for any purpose or in any capacity and whether so held  gratuitously  or not and whether or not the
                                   ASSURED is liable therefor.

                                k. Relative  means the spouse of an  Employee  or partner of the  ASSURED and any unmarried  child  supported  wholly  by, or  living in the home of,  such
                                   Employee  or  partner  and being  related to them by blood,  marriage  or legal guardianship.

                                l. Securities,  documents or other written  instruments means original  (including original  counterparts)  negotiable  or  non-negotiable  instruments,  or assignments  thereof,  which in and of themselves  represent an equitable interest,  ownership,  or debt and  which are in the  ordinary  course of business  transferable by delivery of such instruments with any necessary endorsements or assignments.

                                m. Subsidiary means any organization  that, at the inception date of this Bond, is named in the  APPLICATION  or is created  during  the BOND  PERIOD and of which more than fifty  percent  (50%) of the  outstanding  securities  or voting  rights  representing  the present  right to vote for  election of directors  is owned or  controlled  by the  ASSURED  either  directly  or through one or more of its subsidiaries.

                                n. Transportation  Company means any  organization  which provides its own or its leased vehicles for transportation or which provides freight forwarding

ICAP Bond (5-98) Form 17-02-1421 (Ed. 4-98) Page 10 of 19

                                   or air express services.

                                o. Voice  Initiated  Election  means any election  concerning  dividend  options available to Investment  Company  shareholders or subscribers which is requested by voice over the telephone.

                                p. Voice  Initiated  Redemption  means any  redemption  of shares  issued by an
                                   Investment Company which is requested by voice over the telephone.

                                q. Voice  Initiated  Funds  Transfer  Instruction  means  any  Voice  Initiated
                                   Redemption or Voice Initiated  Election.

                                For the purposes of these definitions,  the singular includes the plural and the plural includes the singular, unless otherwise indicated.


Conditions And Limitations
General Exclusions - Applicable to All Insuring Clauses


                             2. This bond does not directly or indirectly cover:

                                a. loss not  reported  to the  COMPANY in writing  within  sixty (60) days after termination of this Bond as an entirety;

                                b. loss due to riot or civil commotion  outside the United States of America and
                                   Canada,  or  any  loss  due to  military,  naval  or  usurped  power,  war or insurrection.  This  Section  2.b.,  however,  shall not apply to loss  which occurs in  transit  in the  circumstances  recited  in  INSURING  CLAUSE  3., provided that when such transit was  initiated  there was no knowledge on the part of any person  acting for the  ASSURED  of such riot,  civil  commotion, military, naval or usurped power, war or insurrection;

                                c. loss   resulting   from  the   effects  of  nuclear   fission  or  fusion  or
                                   radioactivity;

                                d. loss  of  potential  income  including,  but not  limited  to,  interest  and dividends not realized by the ASSURED or by any customer of the ASSURED;

                                e. damages  of any  type  for  which  the  ASSURED  is  legally  liable,  except compensatory damages, but not multiples thereof,  arising from a loss covered under this Bond;

                                f. costs,  fees  and  expenses  incurred  by the  ASSURED  in  establishing  the existence of or amount of loss under this Bond,  except to the extent covered under INSURING CLAUSE 11.;

                                g. loss resulting from indirect or consequential loss of any nature;

                                h. loss resulting from dishonest acts by any member of the Board of Directors or
                                   Board of Trustees of the ASSURED who is not an Employee, acting

ICAP Bond (5-98) Form 17-02-1421 (Ed. 4-98) Page 11 of 19

                                   alone or in collusion with others;

                                i. loss,  or that part of any loss,  resulting  solely from any violation by the
                                   ASSURED or by any Employee:

                                   (1)  of any law regulating:

                                        a. the issuance, purchase or sale of securities,

                                        b. securities transactions on security or commodity exchanges or the over the counter market,

                                        c. investment companies,

                                        d. investment advisors, or

                                   (2)  of any rule or regulation made pursuant to any such law; or

                                j. loss of confidential information, material or data;

                                k. loss resulting from voice requests or instructions received over the telephone,  provided however, this Section 2.k. shall not apply to INSURING
                                   CLAUSE 7. or 9.

Conditions And
Limitations
Specific Exclusions -        3. This Bond does not directly or indirectly cover:
Applicable To All
Insuring Clauses                a. loss caused by an Employee,  provided,  however,  this Section 3.a. shall not
Except Insuring                    apply to loss covered under INSURING  CLAUSE 2. or 3. which results  directly
Clause 1.                          from  misplacement,  mysterious  unexplainable  disappearance,  or  damage or destruction of Property;

                                b. loss through the surrender of property away from premises of the ASSURED as a result of a threat:

                                   (1)  to do bodily harm to any natural  person,  except loss of Property in transit in the custody of any person  acting as messenger  of the  ASSURED,  provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat,  and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or

                                   (2)  to do damage to the premises or Property of the ASSURED;

                                c. loss resulting from payments made or withdrawals  from any account  involving erroneous credits to such account;

                                d. loss  involving  Items of Deposit  which are not finally  paid for any reason provided  however,  that this Section 3.d. shall not apply to INSURING CLAUSE
                                   10.;

                                e. loss of property while in the mail;

ICAP Bond (5-98) Form 17-02-1421 (Ed. 4-98) Page 12 of 19

                                f. loss  resulting  from the failure for any reason of a financial or depository institution,  its  receiver or other  liquidator  to pay or deliver  funds or other Property to the ASSURED  provided  further that this Section 3.f. shall not apply to loss of Property  resulting  directly  from  robbery,  burglary, misplacement,  mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the ASSURED.

                                g. loss of Property while in the custody of a Transportation  Company,  provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

                                h. loss  resulting  from  entries  or  changes  made by a  natural  person  with
                                   authorized   access  to  a  Computer   System  who  acts  in  good  faith  on
                                   instructions, unless such instructions are given to that person by a software contractor or its partner,  officer, or employee authorized by the ASSURED to design,  develop,  prepare,  supply, service, write or implement programs for the ASSURED's Computer System; or

                                i. loss resulting  directly or indirectly from the input of data into a Computer
                                   System  terminal,  either on the  premises of the  customer of the ASSURED or under the control of such a customer,  by a customer or other  person who had authorized access to the customer's authentication mechanism.

Conditions And Limitations

Specific Exclusions -        4. This bond does not directly or indirectly cover:
Applicable To All Insuring
Clauses Except Insuring         a. loss resulting from the complete or partial non-payment of or
Clauses 1., 4., And 5.             default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses;
                                   provided, however, this Section 4.a. shall not apply to
                                   INSURING CLAUSE 8.;

                                b. loss resulting from forgery or any alteration;

                                c. loss  involving a counterfeit  provided,  however,  this Section
                                   4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability           5. At all  times  prior to  termination  of this  Bond,  this  Bond  shall
Non-Reduction And               continue in force for the limit stated in the applicable  sections of
Non-Accumulation Of             ITEM 2. of the  DECLARATIONS,  notwithstanding  any previous loss for
Liability                       which the  COMPANY  may have paid or be liable to pay under this Bond provided,  however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

                                a. any one act of burglary,  robbery or hold-up,  or attempt  thereat,  in which no Employee is concerned or implicated, or

                                b. any one  unintentional  or negligent  act on the part of any one person
                                   resulting  in  damage  to  or  destruction  or   misplacement  of
                                   Property, or

ICAP Bond (5-98) Form 17-02-1421 (Ed. 4-98) Page 13 of 19

                                c. all acts, other than those specified in a. above, of any one person, or

                                d. any one  casualty or event other than those  specified in a., b., or c. above,  shall be deemed to be one loss and shall be limited to the  applicable  LIMIT OF  LIABILITY  stated in ITEM 2. of the
                                   DECLARATIONS  of this Bond  irrespective  of the total  amount of such loss or losses and shall not be  cumulative  in amounts from year to year or from period to period.

                                All acts, as specified in c. above, of any one person which

                                i. directly or indirectly aid in any way wrongful acts of any other person or persons, or

                               ii. permit the  continuation  of wrongful acts of any other person or persons  whether  such acts are  committed  with or  without  the knowledge  of the  wrongful  acts of the  person  so  aided,  and whether such acts are committed with or without the intent to aid such  other  person,  shall be  deemed  to be one  loss  with the wrongful acts of all persons so aided.

Discovery                  6.   This Bond applies only to loss first discovered by an officer of the ASSURED
Conditions And                  during the BOND PERIOD. Discovery occurs at the earlier of an officer of the
Limitations                     ASSURED being aware of:
Discovery
(Continued)                     a.  facts  which may  subsequently  result in a loss of a type  covered by this
                                    Bond,
                                    or

                                b. an actual or  potential  claim in which it is  alleged  that the  ASSURED is liable to a third party,

                                regardless  of when  the act or  acts  causing  or  contributing  to such  loss occurred,  even  though the amount of loss does not exceed the  applicable
                                DEDUCTIBLE  AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company - Proof  7. a. The ASSURED shall give the COMPANY  notice thereof at the earliest
- Legal Proceedings              practicable  moment,  not  to  exceed  sixty  (60)  days  after
Against Company                  discovery  of loss,  in an  amount  that is in excess of 50% of the applicable  DEDUCTIBLE  AMOUNT, as stated in ITEM 2. of the
                                 DECLARATIONS.

                              b. The  ASSURED  shall  furnish to the COMPANY  proof of loss,  duly sworn to, with full particulars  within six (6) months after such discovery.

                              c. Securities  listed  in a proof  of loss  shall be  identified  by certificate or bond numbers, if issued with them.

                              d. Legal  proceedings  for the  recovery of any loss under this Bond shall not be brought  prior to the  expiration of sixty (60) days after the proof of loss is filed  with the  COMPANY  or after the expiration of twenty-four  (24) months from the discovery of such loss.

ICAP Bond (5-98) Form 17-02-1421 (Ed. 4-98) Page 14 of 19

                                e. This  Bond  affords  coverage  only in favor of the  ASSURED.  No claim,  suit,  action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

                                f. Proof  of  loss   involving   Voice   Initiated   Funds  Transfer
                                   Instruction   shall   include   electronic   recordings  of  such
                                   instructions.

Deductible                   8. The  COMPANY  shall not be  liable  under any  INSURING  CLAUSES  of this Bond on
Amount                          account of loss unless the amount of such loss,  after deducting the net amount of all  reimbursement  and/or recovery  obtained or made by the ASSURED,  other than from any Bond or policy of insurance  issued by an  insurance  company and covering  such loss,  or by the COMPANY on account  thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE  AMOUNT set forth in ITEM
                                3. of the  DECLARATIONS,  and then for such  excess  only,  but in no event for more  than  the  applicable  LIMITS  OF  LIABILITY  stated  in  ITEM  2. of the
                                DECLARATIONS.

                                There  shall be no  deductible  applicable  to any loss  under  INSURING  CLAUSE  1.
                                sustained by any Investment Company.

Valuation                    9. BOOKS OF ACCOUNT OR OTHER RECORDS

                                The value of any loss of  Property  consisting  of books of account or other  records used by the ASSURED in the conduct of its  business  shall be the amount paid by the ASSURED for blank books,  blank pages,  or other materials which replace the lost  books of  account  or other  records,  plus the cost of labor  paid by the
                                ASSURED for the actual  transcription or copying of data to reproduce such books of account or other records.
Conditions And Limitations

Valuation                       The value of any loss of Property  other than books of account or other  records used
(continued)                     by the ASSURED in the conduct of its  business,  for which a claim is made shall be determined  by the average  market value of such Property on the business day immediately  preceding discovery of such loss provided,  however, that the value of any  Property  replaced  by the  ASSURED  with the consent of the COMPANY and prior to the  settlement  of any claim  for such  Property  shall be the  actual market value at the time of replacement.

                                In the case of a loss of interim  certificates,  warrants,  rights or other securities,  the  production  of  which is  necessary  to the  exercise  of subscription,  conversion,  redemption or deposit privileges,  the value of them shall be the market  value of such  privileges  immediately  preceding their  expiration  if  said  loss  is  not  discovered  until  after  their expiration.  If no market  price is quoted  for such  Property  or for such privileges, the value shall be fixed by agreement between the parties.

                                OTHER PROPERTY

                                The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing  such Property with
                                Property of like quality and value, whichever is less.

ICAP Bond (5-98) Form 17-02-1421 (Ed. 4-98) Page 15 of 19

Securities                10. In the event of a loss of securities  covered  under this Bond,  the COMPANY
Settlement                    may, at its sole discretion,  purchase replacement  securities,  tender the
Conditions And                value  of the  securities  in  money,  or issue  its  indemnity  to  effect
Limitations                   replacement securities.
Securities
Settlement                    The indemnity  required from the ASSURED under the terms of this Section against
(continued)                   all loss,  cost or expense  arising from the  replacement  of securities by the COMPANY'S indemnity shall be:

                              a. for  securities  having  a  value  less  than  or  equal  to the  applicable
                                 DEDUCTIBLE AMOUNT - one hundred (100%) percent;

                              b. for securities  having a value in excess of the DEDUCTIBLE  AMOUNT but within the applicable  LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE
                                 AMOUNT bears to the value of the securities;

                              c. for securities  having a value greater than the applicable LIMIT OF LIABILITY
                                 - the percentage  that the  DEDUCTIBLE  AMOUNT and portion in excess of
                                 the  applicable   LIMIT  OF  LIABILITY   bears  to  the  value  of  the
                                 securities.

                              The value  referred to in Section  10.a.,  b., and c. is the value in accordance with Section 9,  VALUATION,  regardless of the value of such  securities at the time the loss under the COMPANY'S indemnity is sustained.

                              The COMPANY is not required to issue its  indemnity for any portion of a loss of securities which is not covered by this Bond;  however,  the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

                              The ASSURED shall pay the  proportion of the  Company's  premium  charge for the
                              Company's  indemnity as set forth in Section  10.a.,  b., and c. No portion of the LIMIT OF  LIABILITY  shall be used as  payment  of  premium  for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation -             11. In the event of a payment  under this Bond,  the COMPANY shall be subrogated
Assignment -                  to all of the ASSURED'S  rights of recovery against any person or entity to
Recovery                      the extent of such  payment.  On request,  the ASSURED shall deliver to the
                              COMPANY an  assignment  of the  ASSURED'S  rights,  title and  interest and causes  of action  against  any  person  or  entity  to the  extent of such payment.

                              Recoveries,  whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

                              a. first,  to the  satisfaction of the ASSURED'S loss which would otherwise have been  paid  but for the fact  that it is in  excess  of the  applicable
                                 LIMIT OF LIABILITY,

                              b. second,  to the COMPANY in  satisfaction of amounts paid in settlement of the
                                 ASSURED'S claim,

ICAP Bond (5-98) Form 17-02-1421 (Ed. 4-98) Page 16 of 19

                              c. third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and
                              d. fourth, to the ASSURED in satisfaction of any loss suffered by the ASSURED which was not covered under this Bond.

                              Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of            12. At the COMPANY'S request and at reasonable times and places designated by
Assured                       the COMPANY, the ASSURED shall:

                              a. submit to examination by the COMPANY and subscribe to the same under oath,

                              b. produce for the COMPANY'S examination all pertinent records, and

                              c. cooperate with the COMPANY in all matters pertaining to the loss.

                              The  ASSURED  shall  execute  all papers and render  assistance  to secure to the
                              COMPANY the rights and causes of action  provided  for under this Bond.  The
                              ASSURED  shall do nothing  after loss to prejudice  such rights or causes of action.

Termination               13. If the Bond is for a sole ASSURED,  it shall not be terminated  unless written notice shall have been given by the acting  party to the  affected  party and to the Securities and Exchange  Commission,  Washington,  D.C., not less than sixty (60) days prior to the effective date of such termination.

Conditions And Limitations
Termination                   If the  Bond is for a joint  ASSURED,  it  shall  not be  terminated  unless
(continued)                   written  notice  shall  have  been  given  by the  acting  party to the affected party, and by the COMPANY to all ASSURED Investment  Companies
                              and to the Securities and Exchange  Commission,  Washington,  D.C., not
                              less  than  sixty  (60)  days  prior  to the  effective  date  of  such termination.

                              This Bond will terminate as to any one ASSURED, other than an Investment Company:

                              a.  immediately  on the  taking  over of such  ASSURED by a receiver  or other liquidator  or by State or Federal officials, or

                              b.  immediately on the filing of a petition under any State or Federal  statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

                              c.  immediately  upon  such  ASSURED  ceasing  to exist,  whether  through  merger into  another  entity, disposition of all of its assets or otherwise.

ICAP Bond (5-98) Form 17-02-1421 (Ed. 4-98) Page 17 of 19

                              The  COMPANY  shall  refund the  unearned  premium  computed  at short  rates in accordance with the standard short rate cancellation tables if terminated by the
                              ASSURED or pro rata if terminated for any other reason.

                              If any partner,  director,  trustee,  or officer or  supervisory  employee of an
                              ASSURED not acting in collusion  with an Employee  learns of any  dishonest  act committed by such Employee at any time, whether in the employment of the ASSURED or  otherwise,  whether or not such act is of the type covered  under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

                              a. shall  immediately  remove such  Employee from a position that would enable such
                                 Employee to cause the ASSURED to suffer a loss covered by this Bond; and

                              b. within  forty-eight  (48) hours of learning  that an Employee has  committed any dishonest  act,  shall  notify the  COMPANY,  of such  action and  provide  full particulars of such dishonest act.

                              The COMPANY may  terminate  coverage as respects  any  Employee  sixty (60) days after  written  notice is received by each  ASSURED  Investment  Company and the
                              Securities and Exchange Commission,  Washington, D.C. of its desire to terminate this Bond as to such Employee.

Other Insurance          14.  Coverage  under this Bond shall  apply only as excess over any valid and
Conditions And                collectible insurance, indemnity or suretyship obtained by or on behalf of:
Limitations
Other Insurance               a. the ASSURED,
(continued)
                              b. a Transportation Company, or

                              c. another  entity on whose  premises the loss occurred or which employed the person causing the loss or engaged the messenger  conveying the Property involved.

Conformity               15.  If any  limitation  within this Bond is prohibited by any law  controlling this Bond's  construction,  such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification   16.  This Bond or any  instrument  amending or affecting  this Bond may not be changed or modified  orally.  No change in or modification of this Bond  shall be  effective  except  when  made by  written endorsement  to this Bond signed by an authorized  representative of the COMPANY.

                              If this  Bond is for a sole  ASSURED,  no  change or  modification  which  would adversely  affect the rights of the ASSURED  shall be  effective  prior to sixty
                              (60) days after written notice has been furnished to the Securities and Exchange
                              Commission, Washington, D.C., by the acting party.

ICAP Bond (5-98) Form 17-02-1421 (Ed. 4-98) Page 18 of 19

                              If this  Bond is for a joint  ASSURED,  no charge or  modification  which  would adversely  affect the rights of the ASSURED  shall be  effective  prior to sixty
                              (60) days after  written  notice has been  furnished  to all insured  Investment
                              Companies and to the Securities and Exchange  Commission,  Washington,  D.C., by
                              the COMPANY.

ICAP Bond (5-98) Form 17-02-1421 (Ed. 4-98) Page 19 of 19

                                                       FEDERAL INSURANCE COMPANY

                                                              Endorsement No.: 1

                                                         Bond Number: 8191 03 90

NAME OF INSURED:  John Hancock  Trust,  John  Hancock  Funds II and John Hancock
                  Funds III
--------------------------------------------------------------------------------

             STOP PAYMENT ORDER OR REFUSAL TO PAY CHEQUE ENDORSEMENT

It is agreed that the attached Bond is amended as follows:

1. By adding the following Insuring Clause:

   12. STOP PAYMENT ORDER OR REFUSAL TO PAY CHEQUE

       Loss resulting directly from the ASSURED being legally liable to pay compensatory damages for:

       a. complying or failing to comply with notice from any customer of the ASSURED or any authorized representative of such customer, to stop payment on any check or draft made or drawn upon or against the ASSURED by such customer or by any authorized representative of such customer, or

       b. refusing to pay any check or draft made or drawn upon or against the ASSURED by any customer of the ASSURED or by any authorized representative of such customer.

2. By adding the following exclusions to Conditions and Limitations Section 2., General Exclusions - Applicable to all Insuring Clauses:

   l. liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement, (1) (2) (3)

   m. loss arising out of:

      1. libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault or battery,

      2. sickness, disease, physical bodily hard, mental or emotional distress or anguish, or death of any

      3. discrimination.

3. The coverage under this endorsement shall be subject to the LIMIT OF LIABILITY as set forth in ITEM 2. of the DECLARATIONS of the attached Bond and the DEDUCTIBLE AMOUNT as set forth in ITEM 2. of the DECLARATIONS of the attached Bond..

   Solely in respect to this endorsement, the COMPANY's total liability for all loss discovered during the BOND PERIOD as set forth in ITEM 1. of the DECLARATIONS of the attached Bond shall not exceed an Aggregate Limit of Liability of $500,000. U.S. This Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this endorsement.

ICAP Bond Form CE 17-02-5406 (Ed. 10-03) Page 1 of 2

 Upon exhaustion of this Aggregate Limit of Liability by such payments:

 (a) the Company shall have no further liability for loss or losses under this endorsement regardless of when discovered and whether or not previously reported to the Company, and

 (b) the Company shall have no obligation under General Agreement E. to continue the defense of the ASSURED, and upon notice by the COMPANY to the ASSURED that the Aggregate Limit of Liability has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

      The Aggregate  Limit of Liability  shall not be increased or reinstated by any recovery made and applied in accordance with Conditions And Limitations, Section 11. In the event that a loss of Property is settled by the COMPANY through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

4. This Endorsement applies to loss discovered after 12:01 a.m. on April 29, 2006.


         ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHAINGED.

                                                              /s/ Ellen J. Moore
                                                              ------------------
                                                              President

                                                                    May 18, 2006
                                                                    ------------
                                                                        Date

ICAP Bond Form CE 17-02-5406 (Ed. 10-03) Page 2 of 2

                                                       FEDERAL INSURANCE COMPANY

                                                               Endorsement No. 2

                                                         Bond Number: 8191 03 90

NAME OF INSURED:  John Hancock  Trust,  John  Hancock  Funds II and John Hancock
                  Funds III
--------------------------------------------------------------------------------

                   UNAUTHORIZED SIGNATURE COVERAGE ENDORSEMENT

1. It is agreed that the attached Bond is amended by adding the following Insuring Clause:

   13.  Unauthorized Signature Coverage

   Loss resulting directly from the ASSURED having accepted, paid or cashed any cheque or withdrawal order made or drawn upon or against the account of the ASSURED's customers which bears the signature or endorsement of a person other than whose name and signature is on file with the ASSURED as a signatory on such account.

   It shall be a condition precedent to coverage under this insuring clause that the ASSURED shall have on file signatures of all the persons who are signatories on such account.

   The coverage under this endorsement shall be subject to the LIMIT OF LIABILITY as set forth in ITEM 2. of the DECLARATIONS of the attached Bond and the DEDUCTIBLE AMOUNT as set forth in ITEM 2. of the DECLARATIONS of the attached Bond..

   Solely in respect to this endorsement, the COMPANY's total liability for all loss discovered during the BOND PERIOD as set forth in ITEM 1. of the DECLARATIONS of the attached Bond shall not exceed an Aggregate Limit of Liability of $1,000,000. U.S. This Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this endorsement.

   Upon exhaustion of this Aggregate Limit of Liability by such payments:

   (c) the Company shall have no further liability for loss or losses under this endorsement regardless of when discovered and whether or not previously reported to the Company, and

   (d) the Company shall have no obligation under General Agreement E. to continue the defense of the ASSURED, and upon notice by the COMPANY to the ASSURED that the Aggregate Limit of Liability has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

   The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with Conditions And Limitations,
   Section 11. In the event that a loss of Property is settled by the COMPANY through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

ICAP Bond Form CE 17-02-5405 (Ed. 10-03)

2. This Endorsement applies to loss discovered after 12:01 a.m. on April 29, 2006.

         ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHAINGED.

                                                              /s/ Ellen J. Moore
                                                              ------------------
                                                              President

                                                                    May 18, 2006
                                                                    ------------
                                                                        Date

ICAP Bond Form CE 17-02-5405 (Ed. 10-03)

                                                       FEDERAL INSURANCE COMPANY

                                                               Endorsement No. 3

                                                         Bond Number: 8191 03 90

NAME OF INSURED:  John Hancock  Trust,  John  Hancock  Funds II and John Hancock
                  Funds III
--------------------------------------------------------------------------------

                           NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

JOHN HANCOCK TRUST
JOHN HANCOCK FUNDS II
JOHN HANCOCK FUNDS III
500 INDEX FUND
500 INDEX TRUST
ACTIVE BOND TRUST
EMERGING GROWTH TRUST
CLASSIC VALUE TRUST
ALL CAP VALUE TRUST
ALL CAP VALUE TRUST
AMERICAN BOND TRUST
FINANCIAL SERVICES TRUST
CORE BOND TRUST
DYNAMIC GROWTH TRUST
BOND INDEX TRUST
AMER BLUE CHIP & GRTH TRST
GLOBAL ALLOCATION TRUST
ALL CAP CORE TRUST
HEALTH SCIENCES TRUST
CAPITAL APPRECIATION TRUST
EMERGING SMALL CO TRUST
GLOBAL TRUST
ALL CAP GROWTH TRUST
CORE EQUITY TRUST
INT'L EQUITY INDEX TRUST

ICAP Bond Form 17-02-0949 (Ed. 1-97) Page 1

INCOME & VALUE TRUST
AMERICAN INTERNATIONAL TR
GLOBAL BOND TRUST
AMERICAN GROWTH-INCOME TR
FUNDAMENTAL VALUE TRUST
AMERICAN GROWTH TRUST
GROWTH & INCOME TRUST
HIGH YIELD TRUST
GROWTH & INCOME TRUST II
EQUITY INCOME TRUST
BLUE CHIP GROWTH TRUST
INT'L OPPORTUNITIES
LARGE CAPT TRUST
LARGE CAP VALUE TRUST
INV QUAL BOND TRUST
INT'L SMALL CAP TRUST
LARGE CAP GROWTH TRUST
INT'L STOCK TRUST
INT'L VALUE TRUST
MANAGED TRUST
MID VALUE TRUST
MID CAP CORE TRUST
MID CAP INDEX TRUST
MONEY MARKET TRUST
MID CAP VALUE TRUST
NATURAL RESOURCES TRUST
MID CAP STOCK TRUST
MONEY MARKET PORTFOLIO TR
QUANTITATIVE MID CAP TRUST
PACIFIC RIM TRUST
QUANTITATIVE VALUE TRUST
SHORT TERM BOND TRUST
OVERSEAS EQUITY TRUST
SMALL CAP GROWTH TRUST
QUANTITATIVE ALL CAP TRUST
SCIENCE & TECHNOLOGY TRST

ICAP Bond Form 17-02-0949 (Ed. 1-97) Page 2

REAL RETURN BOND TRUST
REAL ESTATE SECURITIES TR
STRATEGIC INCOME TRUST
SMALL COMPANY GROWTH TRUST
SMALL COMPANY TRUST
SPECIAL VALUE TRUST
SMALL CAP TRUST
SMALL CAP VALUE TRUST
SMALL CAP INDEX TRUST
SMALL CAP OPPORTUNITIES TR
SPECTRUM INCOME TRUST
SMALL CO VALUE TRUST
STRATEGIC BOND TRUST
VISTA TRUST
UTILITIES TRUST
US HIGH YIELD BOND TRUST
VALUE & RESTRUCTURING
STRATEGIC VALUE TRUST
VALUE TRUST
TOTAL STOCK MKT INDEX TR
US GOVERNMENT SEC TRUST
US GBL LEADERS GRWTH TR
STRATEGIC OPPORTUNITIES TR
US LARGE CAP TRUST
US MULTI SECTOR TRUST
TOTAL RETURN TRUST
LIFESTYLE AGGRESS 1000 TR
LIFESTYLE CONSERV 280 TRST
LIFESTYLE MODERATE 460 TR
LIFESTYLE BALANCED 640 TR
LIFESTYLE GROWTH 820 TRST
LIFESTYLE CONSERVATIVE
LIFESTYLE MODERATE FUND
LIFESTYLE AGGRESSIVE
LIFESTYLE BALANCED FUND

ICAP Bond Form 17-02-0949 (Ed. 1-97) Page 3

LIFESTYLE GROWTH FUND
500 INDEX
ACTIVE BOND
ALL CAP GROWTH FUND
ALL CAP VALUE FUND
BLUE CHIP GROWTH FUND
CAPITAL APPRECIATION
CORE BOND FUND
CORE EQUITY FUND
EMERGING GROWTH FUND
EMERGING SMALL CO FUND
EQUITY - INCOME FUND
FUNDAMENTAL VALUE FUND
GLOBAL BOND FUND
HIGH YIELD FUND
INTL EQUITY INDEX
INT'L OPPORTUNITIES
INT'L SMALL CAP FUND
INT'L STOCK FUND
INT'L VALUE FUND
INV QUAL BOND FUND
LARGE CAP VALUE FUND
LARGE CAP FUND
MID CAP CORE FUND
MID CAP INDEX
MID CAP STOCK FUND
MID CAP VALUE FUND
NATURAL RESOURCES FUND
QUANTITATIVE MID CAP
QUANTITATIVE VALUE FUND
REAL ESTATE SECURITIES
REAL RETURN BOND FUND
SMALL CAP FUND
SMALL CAP INDEX
SMALL CAP OPPORTUNITIES
SMALL CO VALUE FUND

ICAP Bond Form 17-02-0949 (Ed. 1-97) Page 4

SMALL COMPANY FUND
SMALL COMPANY GROWTH
SPECIAL VALUE FUND
SPECTRUM INCOME FUND
STRATEGIC BOND FUND
STRATEGIC VALUE FUND
TOTAL RETURN FUND
US GLOBAL LEADERS GRWTH
US GOVT SECURITIES FUND
US HIGH YIELD BOND FUND
US MULTI SECTOR FUND
VALUE & RESTRUCTURING
VISTA FUND

This Endorsement applies to loss discovered after 12:01 a.m. on April 29, 2006.

         ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHAINGED.

                                                              /s/ Ellen J. Moore
                                                              ------------------
                                                              President

                                                                    May 18, 2006
                                                                    ------------
                                                                        Date

ICAP Bond Form 17-02-0949 (Ed. 1-97) Page 5

                                                       FEDERAL INSURANCE COMPANY

                                                               Endorsement No. 4

                                                         Bond Number: 8191 03 90

NAME OF INSURED:  John Hancock  Trust,  John  Hancock  Funds II and John Hancock
                  Funds III
--------------------------------------------------------------------------------

                    TERMINATION-NONRENEWAL-NOTICE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.  By adding to Section 13., Termination, the following:

    "Termination By The Company

    Bonds In Effect For More Than Sixty (60) Days

    If this Bond has been in effect for more than sixty (60) days, or, if this Bond is a renewal, the COMPANY may terminate by providing written notice of cancellation at least sixty (60) days before the effective date of termination for at least one of the following reasons:

    1. Nonpayment of premium;

    2. Discovery of fraud or material misrepresentation in obtaining this Bond or in the presentation of a claim thereunder;

    3. Discovery of willful or reckless acts or omissions or violation of any provision of this Bond on the part of the ASSURED which substantially and materially increases any hazard insured against, and which occurred subsequent to the inception of the current BOND PERIOD;

    4. Conviction of the ASSURED of a crime arising out of acts increasing the hazard insured against;

    5. Material change in the risk which increases the risk of loss after insurance coverage has been issued or renewed, except to the extent that the COMPANY should reasonably have foreseen the change, or contemplated the risk when the contract was written;

    6. Determination by the Commissioner that the continuation of the Bond would jeopardize a COMPANY'S solvency or would place the COMPANY in violation of the insurance laws of any state;

    7. Determination  by the  Commissioner  that  continuation  of the  present
       premium   volume  of  the  COMPANY   would   jeopardize   the  COMPANY'S
        policyholders, creditors or the public;

    8. Such other reasons that are approved by the Commissioner;

ICAP Bond Form 17-02-1360 (Rev. 10-99) Page 1 of 3

    9. Determination by the Commissioner that the COMPANY no longer has adequate reinsurance to meet the ASSUREDS needs;

    10. Substantial breaches of contractual duties, conditions or warranties; or

    11. Unfavorable underwriting facts, specific to the ASSURED, existing that were not present at the inception of the Bond.

        Bonds In Effect Sixty (60) Days Or Less

        If this Bond has been in effect for sixty (60) days or less, and it is not a renewal Bond, the COMPANY may terminate for any reason by providing written notice of termination at least sixty (60) days before the effective date of termination.

        Notice Of Termination

        Notice of termination under this Section shall be mailed or delivered, by certified mail, return receipt provided by the United States Postal Service, to the ASSURED and to the authorized agent or broker, if any, at least sixty (60) days prior to the effective date of cancellation at the address shown on the DECLARATIONS of this Bond.

        If this Bond is cancelled for nonpayment of premium, the COMPANY will mail or deliver, by certified mail, return receipt provided by the United States Postal Service, a written notice at least thirty (30) days before the effective date of cancellation. The cancellation notice shall contain information regarding the amount of premium due and the due date, and shall state the effect of nonpayment by the due date. Cancellation shall not be effective if payment of the amount due is made prior to the effective date of cancellation.

        All notice of cancellation shall state the reason(s) for cancellation.

        There is no liability on the part of, and no cause of action of any nature shall arise against, the COMPANY, its authorized representatives, its employees, or any firm, person or corporation furnishing to the COMPANY, information relating to the reasons for cancellation or nonrenewal, for any statement made by them in complying or enabling the COMPANY to comply with this Section, for the provision of information pertaining thereto, or for statements made or evidence submitted at any hearings conducted in connection therewith, if such information was provided in good faith and without malice.

        Notice Of Nonrenewal

        If the COMPANY elects not to renew this Bond, the COMPANY shall mail or deliver written notice, by certified mail, return receipt, provided by the United States Postal Service, to the ASSURED, at his last known address, at least sixty (60) days before the expiration date or before the anniversary date, if this Bond has been written for a term of more than one (1) year. Such notice shall also be mailed to the ASSURED'S agent or broker, if any.

ICAP Bond Form 17-02-1360 (Rev. 10-99) Page 2 of 3

        Such notice shall contain all of the following:

        a. Bond Number:

        b. Date of Notice;

        c. Reason for Cancellation;

        d. Expiration Date of the Bond;

        e. Effective Date and Hour of Cancellation.

  `Notice of nonrenewal shall not be required if the COMPANY or a COMPANY within the same insurance group has offered to issue a renewal Bond, the ASSURED has obtained replacement coverage or has agreed in writing to obtain replacement coverage, the ASSURED has requested or agreed to nonrenewal, or the Bond is expressly designated as nonrenewable.

  Return Premium Calculations

  Any unearned premiums which have been paid by the ASSURED shall be refunded to the ASSURED on a pro rata basis if terminated by the COMPANY or the ASSURED. The unearned premiums shall be refunded to the ASSURED within forty-five (45) days of receipt of the request for cancellation or the effective date of cancellation, whichever is later.

  Conditional Renewal

  If the COMPANY offers or purports to renew the Bond, but on less favorable terms or at higher rates, the new terms or higher premiums may take effect on the renewal date, if the COMPANY mails or delivers by certified mail, return receipt provided by the United States Postal Service, to the ASSURED, notice of the new terms or premiums at least sixty (60) days prior to the renewal date. If the COMPANY notifies the ASSURED within sixty (60) days prior to the renewal date, the new terms or premiums do not take effect until sixty (60) days after the notice is mailed or delivered, in which case, the ASSURED may elect to cancel the renewal Bond within the sixty (60) day period. If the COMPANY does not notify the ASSURED of the new terms or premiums, the COMPANY shall continue the Bond at the expiring terms and premiums until notice is given or until the effective date of replacement coverage is obtained by the ASSURED, whichever occurs first.

2.It is further understood and agreed that for the purposes of Section 13., Termination, any occurrence listed in this Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.

3.This Endorsement applies to loss discovered after 12:01 a.m. on April 29, 2006.

         ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHAINGED.

                                                              /s/ Ellen J. Moore
                                                              ------------------
                                                              President

                                                                    May 18, 2006
                                                                    ------------
                                                                        Date

ICAP Bond Form 17-02-1360 (Rev. 10-99) Page 3 of 3

Attachment (ii) - Resolution dated March 31 - April 1, 2006

                         Annual Review of Fidelity Bond


John Hancock Trust  (the "Trust")

On motion duly made and seconded, the following resolutions were adopted first by the Trustees of the Trust who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of the Trust, and then by all the Trustees:

WHEREAS, the officers of the Trust have applied for fidelity bond coverage (the "Joint Fidelity Bond") for the Trust, John Hancock Funds II ("JHF II") and John Hancock Funds III ("JHF III") for the period April 29, 2006 to April 29, 2007 as noted in the attached Financial Institution Bond report; it is

RESOLVED, that in view of the type and terms of the Custodian Agreement with State Street Bank and Trust Company, providing for custody of the Trust's securities and similar investments, the value of the assets of the Trust to which any person may have access, the nature of the securities in the Trust's portfolio, the minimum bonding requirements of paragraph (d) of Rule 17g-1 under the 1940 Act, the number of other parties named as insured and nature of their business activities, the amount of the bond, the amount of the premium for the bond, the ratable allocation of the premium among the portfolios of the Trust named as insureds, and the extent to which the share of the premium allocated to a portfolio is less than the portfolio would have to pay if it had provided and maintained a single insured bond, the Trustees hereby determine that the Joint Fidelity Bond, as presented at this meeting, be, and hereby is, approved as to form, amount, type and coverage and as to the portion of the premium to be paid by each portfolio of the Trust as described below;

FURTHER RESOLVED, that the portion of the premiums for the Joint Fidelity Bond allocated to each portfolio of the Trust shall be determined at the time of or with respect to each premium payment pursuant to the following formula:

The aggregate premium for the Joint Policies for the period April 29, 2006 to April 29, 2007 shall be allocated (i) 65% to the Trust and (ii) 35% to JHF II and JHF III;

The premium allocated to the Trust shall be allocated to each portfolio of the Trust in the same proportion as the net assets of the portfolio bear to the total net assets of the Trust.

FURTHER RESOLVED, that the President, Chief Financial Officer and Treasurer of the Trust be, and each of them hereby is, authorized and directed to execute any other documents relating to the fidelity bond;

FURTHER RESOLVED, that the Secretary and each Assistant Secretary of the Trust be, and hereby are, authorized to make the filings and give notices required by Rule 17g-1(g) under the 1940 Act; and

FURTHER RESOLVED, that the officers of the Trust look at the assets under management and apply for increases in coverage in accordance with the levels of coverage detailed in paragraph (d) of Rule 17g-1 and report to the Trustees at each regularly scheduled meeting of the Trustees.


John Hancock Funds II  ("JHF II")
John Hancock Funds III ("JHF III")

On motion duly made and seconded, the following resolutions were adopted first by the Trustees of JHF II and JHF III who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of JHF II and JHF III, and then by all the Trustees:

WHEREAS, the officers of the Trust have applied for fidelity bond coverage (the "Joint Fidelity Bond") for JHF II, JHF III and John Hancock Trust ("JHT") for the period April 29, 2006 to April 29, 2007 as noted in the attached Financial Institution Bond report; it is

RESOLVED, that in view of the type and terms of the Custodian Agreement with State Street Bank and Trust Company, providing for custody of JHF II's and JHF III's securities and similar investments, the value of the assets of JHF II and JHF III to which any person may have access, the nature of the securities in the JHF II's and JHF III's portfolio, the minimum bonding requirements of paragraph
(d) of Rule 17g-1 under the 1940 Act, the number of other parties named as insured and nature of their business activities, the amount of the bond, the amount of the premium for the bond, the ratable allocation of the premium among the funds of the JHF II and JHF III named as insureds, and the extent to which the share of the premium allocated to a fund is less than the fund would have to pay if it had provided and maintained a single insured bond, the Trustees hereby determine that the Joint Fidelity Bond, as presented at this meeting, be, and is hereby, approved as to form, amount, type and coverage and as to the portion of the premium to be paid by each fund of JHF II and JHF III as set forth below;

FURTHER RESOLVED, that the portion of the premiums for the Joint Fidelity Bond allocated to each portfolio of JHF II and JHF II shall be determined at the time of or with respect to each premium payment pursuant to the following formula:

The aggregate premium for the Joint Policies for the period April 29, 2006 to April 29, 2007 shall be allocated (i) 65% to the Trust and (ii) 35% to JHF II and JHF III;

The premium allocated to JHF II and JHF III shall be allocated to each of JHF II and JHF III in the same proportion as the net assets of each bear to the total net assets of JHF II and JHF III; and

The premium allocated to JHF II shall be allocated to each of its portfolios in the same proportion as the net assets of the portfolio bear to the total net assets of JHF II.

The premium allocated to JHF III shall be allocated to each of its portfolios in the same proportion as the net assets of the portfolio bear to the total net assets of JHF III.

FURTHER RESOLVED, that the President, Chief Financial Officer and Treasurer of JHF II and JHF III be, and each of them hereby is, authorized and directed to execute any other documents relating to the fidelity bond;

FURTHER RESOLVED, that the Secretary and the Assistant Secretary of JHF II and JHF III be, and hereby are, authorized to make the filings and give notices required by Rule 17g-1(g) under the 1940 Act; and

FURTHER RESOLVED, that the officers of JHF II and JHF III look at the assets under management and apply for increases in coverage in accordance with the levels of coverage detailed in paragraph (d) of Rule 17g-1 and report to the Trustees at each regularly scheduled meeting of the Trustees.

Attachment (iii) - Statement of period premiums covered




Premiums  have been paid for the  following  period:

April 29, 2006 - April 29, 2007




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Attachment (iv) - Agreement Relating to Joint Insured Bond

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                    Agreement Relating to Joint Insured Bond

WHEREAS, each of the parties hereto is a named insured under a "joint insured bond," as that term is defined in Rule 17g-1 under the Investment Company Act of 1940 (the "1940 Act"); and

WHEREAS, Rule 17g-1(f) under the 1940 Act requires an agreement between all the named insureds under a joint insured bond;

NOW, THEREFORE, the parties hereto hereby agree as follows:

In the event recovery is received under the joint insured bond as a result of a loss sustained by any two or more of the named insureds, each insured shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided (d)(1) of Rule 17g-1 under the 1940 Act.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf by the undersigned thereunto duly authorized on October 14, 2005.

John Hancock Trust
On Behalf of each of its Series


By: /s/ Keith Hartstein
    -------------------
    Keith Hartstein, President


John Hancock Funds II
On Behalf of each of its Series


By: /s/ John Vrysen
    ---------------
    John Vrysen,
    Chief Financial Officer


John Hancock Funds III
On Behalf of each of its Series


By: /s/ Gordon Shone
    ----------------
    Gordon Shone, Treasurer